UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06032409

April 10, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/10/2006

Michael V. Jennings
President
Financial Analytics Investment Corporation
P.O. Box 611
Dover, DE 19903

Re: Union Bankshares Company
Incoming letters dated March 28, 2006 and March 30, 2006

Dear Mr. Jennings:

This is in response to your letters dated March 28, 2006 and March 30, 2006 concerning the shareholder proposal submitted to Union Bankshares by Financial Analytics Investment Corporation. On March 24, 2006, we issued our response expressing our informal view that Union Bankshares could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Richard A. Schaberg
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006

Financial Analytics Investment Corporation

Post Office Box 611
Dover, Delaware 19903

March 28, 2006

By Hand

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, Northeast
Washington, District of Columbia 20549

Re : Union Bankshares Company (Central Index Key Number 0000745083)
Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

Having been on vacation, I have just today received a copy of the March 9, 2006 letter to the Commission from Richard A. Schaberg of Thacher Proffitt & Wood LLP (the "Letter"). It is important to note that this Letter confirms the accuracy of my second conclusion, as set forth on page two of my letter of March 1, 2006 to the Commission. That is :

> The notice sent to Financial Analytics : (i) by omitting Exhibit 1, was incomplete; (ii) by not being done on either January 27 or 29, 2006 was not simultaneous as is required by Rule 14a-8(j); and (iii) was not done until after the no later than eighty (80) calendar days submittal deadline had passed.

Additionally, the choice of Federal Express, as opposed to Express Mail which does deliver to post office boxes, introduced a further unnecessary delay. Federal Express made a simple telephone call to determine where the package could be physically delivered. There is no logical reason why Mr. Schaberg or someone on his staff could not have done the same.

The now admitted failure to comply with the Commission's applicable rules requires the Commission to reject Union Bankshares' no-action request without expressing an enforcement position. If the Staff of the Commission disagrees with this position, I would very much appreciate the opportunity to confer with the Staff prior to this matter being finalized.

A copy of this letter with its enclosure is being sent by first class United States mail today to Union Bankshares at the two addresses shown below so the President and the Chairman of the Board will be aware of my recommended course of action to the Commission.

Lastly, I have enclosed an additional copy of this letter marked "Return Copy", which I respectfully request that you date stamp and return to me in the self-addressed, postage paid envelope that I have provided.

U. S. Securities and Exchange Commission
March 28, 2006
Page Two

Thank you for your cooperation and assistance. Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail at MVJennings@msn.com.

Very truly yours,

Michael V. Jennings
President

MVJ:vlo

Enclosures : Letter dated March 9, 2006 to the Commission from Richard A. Schaberg, Esquire
Return Copy of this letter and return envelope

cc: Mr. Peter A. Blyberg, President
Union Bankshares Company
66 Main Street
Ellsworth, Maine 04605

Sandra H. Collier, Esquire
Chairman of the Board
Union Bankshares Company
121 Main Street
Ellsworth, Maine 04605

Thacher Proffitt

Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
202.347.8400

Fax: 202.626.1930
www.tpwlaw.com

March 9, 2006

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen:

As counsel to Union Bankshares Company, a Maine corporation (the "Company"), which has a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), on January 27, 2006, we submitted a request to the Staff of the Securities and Exchange Commission (the "Commission") for a no action letter, confirming that it will not recommend any enforcement action to the Commission, if the Company excludes from its proxy materials a proposal and supporting statement submitted to the Company by one of its shareholders, Financial Analytics Investment Corporation (the "Shareholder"), a corporation controlled by Mr. Michael V. Jennings.

Since the date of our submission, Mr. Jennings has sent three letters to the Commission regarding our request for a no action letter, each raising similar issues relating to the delivery of our submission to the Commission and delivery of a copy thereof to the Shareholder. The purpose of this letter is to respond to the issues raised by Mr. Jennings in his letters to the Commission.

As stated by Mr. Jennings, in his letter dated February 2, 2006, delivery of a copy of the no action letter request was not simultaneous with delivery of the request to the Commission. Our submission was hand delivered to the Commission on January 27, 2006. A copy of the submission was sent the following business day, January 30, 2006, by Federal Express, for next day delivery, to the only address with which we were provided for the Shareholder. A copy of the exhibit referenced in our submission to the Commission was not included in our mailing to the Shareholder because the exhibit is merely a copy of the Shareholder's own proposal and supporting statement, of which we assumed the Shareholder would already have a copy.

Although Mr. Jennings suggests that our submission was actually delivered to the Commission on January 29, 2006, the Acknowledgement Copy of our submission, which we received from the Commission, indicates that it was received on January 27, 2006. As it is now March, the Company is in the process of preparing its proxy materials for its 2006 Annual Meeting of Shareholders. We would greatly appreciate an update on the status of the Commission's response to our request, or an estimated timeframe for receipt of its response.

Should you have any questions, or require additional information please do not hesitate to contact the undersigned or Katrina G. Wilson at (202) 347-8400.

Very truly yours,

Richard A. Schaberg

Richard A. Schaberg

cc: Mr. Michael V. Jennings
Financial Analytics Investment Corporation

Mr. Peter A. Blyberg
Union Bankshares Company

From: Michael V. Jennings [mailto:MVJennings@msn.com]
Sent: Thursday, March 30, 2006 6:21 PM
To: CFLETTERS
Cc: rschaberg@tpw.com; pblyberg@uniontrust.com
Subject: Union Bankshares Company Rule 14a-8 Letter
Importance: High

Re : Stockholder Proposal by Financial Analytics Investment Corporation

Dear Ladies and Gentlemen :

This message is written to formally request the Staff to re-consider the Response of the Office of Chief Counsel dated 24 March 2006. The reasons for this request are as follows :

In his letter of January 27, 2006 to the Commission, Richard A. Schaberg of Thacher Proffitt & Wood LLP, counsel for Union Bankshares Company, states :

"The Company is simultaneously notifying the Proponent of the Company's opposition to the Proposal and its intent to exclude the Proposal and the Supporting Statement from the Proxy Materials, pursuant to Rule 14a-8(j), by sending the Proponent a copy of this letter, including the Exhibit." (page 2, first full paragraph)

In my letter of February 2, 2006 to the Commission, copies of which were sent to the Company, I informed the Commission that no copy of the Exhibit referred to above had been sent to the Proponent, thus making it impossible for me to determine if our Proposal and Supporting Statement had been accurately represented.

On February 22, 2006, after I had made a special trip to the Public Reference Room at the Commission, the Staff recognized that an exception to the Commission's normal policy should be made to correct the failure by Mr. Schaberg to provide me with a full and complete copy of what had been filed with the Commission and faxed me a copy of the missing Exhibit.

During the three week period between my first letter of February 2, 2006 and the February 23, 2006 fax by the Staff of the missing Exhibit, the Company and its counsel, with full knowledge of the Commission's normal policies, took no action whatsoever to rectify their subsequently confessed error of omission.

In his letter of March 9, 2006 to the Commission, Mr. Schaberg states :

"As stated by Mr. Jennings, in his letter dated February 2, 2006, delivery of a copy of the no action letter request was not simultaneous with delivery of the request to the Commission." (page 1, bottom paragraph)

and

"A copy of the exhibit referenced in our submission to the Commission was not included in our mailing to the Shareholder because the exhibit is merely a copy of the Shareholder's own proposal and supporting statement, of which we assumed the Shareholder would already have a copy." (page 2, first partial paragraph)

Rule 14a-8(j) requires a company to simultaneously provide the shareholder with a copy of its no-action request. As quoted above in his letter of March 9, 2006, Mr. Schaberg has admitted his failure to comply with this Rule, both in terms of timing (not simultaneous) as well as content (the omitted exhibit). The Commission's rules apply equally to both companies and shareholders. Had my company not fully complied with the Commission's rules in delivering its Proposal and Supporting Statement to the Company last December, the Commission would never have received a no-action request.

For the above reasons, I respectfully request the Staff to : (i) withdraw the Response of the Office of Chief Counsel dated March 24, 2006 that was signed by Tamara M. Brightwell, Attorney-Adviser; and (ii) reject the Company's no-action request for its counsel's admitted failure to fully comply with the provisions of Rule 14a-8(j).

Thank you for considering this request, especially in light of all the other work the Shareholder Proposal Task Force needs to accomplish at this very busy time of the year.

Should any questions remain, I may be reached by telephone on 302.661.2750 or by e-mail at MVJennings@msn.com.

Sincerely,

Financial Analytics Investment Corporation

Michael V. Jennings, President